

Mail Stop 4546

May 1, 2017

Via Email
Anne Waleski
Executive Vice President and Chief Financial Officer
4521 Highwoods Parkway
Glen, Allen, VA 23060-6148

> **Re:** **Markel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-15811**

Dear Ms. Waleski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business Overview, page 2
Markel Ventures, page 17

1. We note your disclosures indicating that the Markel Ventures operations are comprised of a diverse portfolio of businesses. Given the increased revenue and net income derived from these operations in recent fiscal years, please tell us how many businesses are in the portfolio and explain your basis for not identifying or describing any of the constituent businesses in your Business Overview section. With reference to your Results of Operations disclosure on page 123, please also tell us the extent to which the increase in FY2016 revenues relative to FY2015 is attributable to (i) the CapTech acquisition and (ii) the higher sales volume from "one of [y]our transportation-related manufacturing businesses."

Notes to Consolidated Financial Statements
20. Segment Reporting Disclosures, page 83

2.   You disclose that you view the operations of your wholly owned subsidiary, Markel Ventures, Inc. as separate and distinct from your insurance operations; you also disclose that while local management teams oversee the day-to-day operations of the subsidiary, strategic decisions are made in conjunction with members of your executive management team. Please provide us with an analysis of why, for the purposes of segment reporting, your non-insurance operations are not considered a reportable segment in accordance with the provisions of ASC 280. Refer specifically to the criteria listed in ASC 280-10-50-10. Direct us to disclosure made in accordance with ASC 280-10-50-21 with respect to your non-insurance operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Joseph McCann at (202) 551-6262 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant
                                        Office of Healthcare and Insurance